Exhibit (a)(5)(B)

La Jolla Pharmaceutical Company Announces the Closing of Acquisition of Tetraphase  Pharmaceuticals, Inc.

-Combined Company Offers Two Innovative Therapies to Treat Patients Suffering from Life-threatening  Diseases-

SAN DIEGO, California and WATERTOWN, Massachusetts, July 28, 2020 (GLOBE NEWSWIRE) -- La Jolla Pharmaceutical Company (Nasdaq: LJPC), which is dedicated to the development and commercialization of innovative therapies that improve outcomes in patients suffering from life-threatening diseases, and Tetraphase Pharmaceuticals, Inc. (Nasdaq: TTPH), a biopharmaceutical company focused on commercializing its novel tetracycline XERAVA™ (eravacycline) to treat serious and life-threatening infections, today announced the closing of La Jolla's acquisition of Tetraphase. La Jolla acquired Tetraphase for $43.0 million in upfront cash plus potential future cash payments of up to $16.0 million pursuant to contingent value rights (CVRs). The holders of the CVRs are entitled to receive payments of up to an additional $16.0 million in the aggregate upon the achievement of certain net sales of XERAVA in the United States.

“With two, FDA-approved, innovative therapies for life-threatening diseases, La Jolla is well-positioned to help patients in need,” said Larry Edwards, President and Chief Executive Officer of La Jolla. “By leveraging the stronger platform that the combined company will provide, we look forward to increasing patient access to these important medicines.”

About GIAPREZA

GIAPREZA™ (angiotensin II) for injection was approved by the U.S. Food and Drug Administration (FDA) as a vasoconstrictor indicated to increase blood pressure in adults with septic or other distributive shock. GIAPREZA was approved by the European Commission (EC) for the treatment of refractory hypotension in adults with septic or other distributive shock who remain hypotensive despite adequate volume restitution and application of catecholamines and other available vasopressor therapies. GIAPREZA mimics the body’s endogenous angiotensin II peptide, which is central to the renin-angiotensin-aldosterone system, which in turn regulates blood pressure. Prescribing information for GIAPREZA is available at www.giapreza.com. The European Summary of Product Characteristics is available on the EMA website: www.ema.europa.eu/en/medicines/human/EPAR/giapreza. GIAPREZA is marketed in the U.S. by La Jolla Pharmaceutical Company on behalf of La Jolla Pharma, LLC, its wholly owned subsidiary.

GIAPREZA Important Safety Information Contraindications

None.

Warnings and Precautions

There is a potential for venous and arterial thrombotic and thromboembolic events in patients who receive GIAPREZA. Use concurrent venous thromboembolism (VTE) prophylaxis.

Adverse Reactions

The most common adverse reactions that were reported in greater than 10% of GIAPREZA-treated patients were thromboembolic events.

Drug Interactions

Angiotensin converting enzyme (ACE) inhibitors may increase response to GIAPREZA. Angiotensin II receptor blockers (ARBs) may reduce response to GIAPREZA.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800- FDA-1088.

For additional information, please see Full Prescribing Information for the United States and the Summary of Product Characteristics for the European Union.

About XERAVA

XERAVA™ (eravacycline) for injection was approved by the U.S. Food and Drug Administration (FDA) as a novel fluorocycline of the tetracycline class antibacterials indicated for the treatment of complicated intra-abdominal infections (cIAI) in patients 18 years of age and older. XERAVA was investigated for the treatment of cIAI as part of Tetraphase's IGNITE (Investigating Gram-Negative Infections Treated with Eravacycline) Phase 3 program. In the first pivotal Phase 3 trial in patients with cIAI, twice-daily intravenous (IV) XERAVA met the primary endpoint by demonstrating statistical non-inferiority of clinical response compared to ertapenem and was well tolerated. In the second Phase 3 clinical trial in patients with cIAI, twice-daily IV XERAVA met the primary endpoint by demonstrating statistical non-inferiority of clinical response compared to meropenem and was well tolerated. In both trials, XERAVA achieved high cure rates in patients with

Gram-negative pathogens, including resistant isolates. Prescribing information for XERAVA is available at www.xerava.com. XERAVA is marketed in the U.S. by Tetraphase Pharmaceuticals, Inc., a wholly owned subsidiary of La Jolla.

XERAVA Important Safety Information

XERAVA is a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections in patients 18 years of age and older.

XERAVA is not indicated for the treatment of complicated urinary tract infections.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of XERAVA and other antibacterial drugs, XERAVA should be used only to treat or prevent infections that are proven or strongly suspected to be caused by susceptible bacteria.

XERAVA is contraindicated for use in patients with known hypersensitivity to eravacycline, tetracycline-class antibacterial drugs or to any of the excipients. Life-threatening hypersensitivity (anaphylactic) reactions have been reported with XERAVA.

The use of XERAVA during tooth development (last half of pregnancy, infancy and childhood to the age of eight years) may cause permanent discoloration of the teeth (yellow-gray-brown) and enamel hypoplasia.

The use of XERAVA during the second and third trimester of pregnancy, infancy and childhood up to the age of eight years may cause reversible inhibition of bone growth.

Clostridium difficile associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents and may range in severity from mild diarrhea to fatal colitis.

The most common adverse reactions observed in clinical trials (incidence ≥ 3%) were infusion site reactions, nausea and vomiting.

XERAVA is structurally similar to tetracycline-class antibacterial drugs and may have similar adverse reactions. Adverse reactions including photosensitivity, pseudotumor cerebri and anti-anabolic action, which has led to increased blood urea nitrogen, azotemia, acidosis, hyperphosphatemia, pancreatitis and abnormal liver function tests, have been reported for other tetracycline-class antibacterial drugs, and may occur with XERAVA. Discontinue XERAVA if any of these adverse reactions are suspected.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800- FDA-1088.

For additional information, please see Full Prescribing Information for the United States. About La Jolla Pharmaceutical Company

La Jolla Pharmaceutical Company is dedicated to the development and commercialization of innovative therapies that improve outcomes in patients suffering from life-threatening diseases. GIAPREZA™ (angiotensin II) is approved by the U.S. FDA as a vasoconstrictor indicated to increase blood pressure in adults with septic or other distributive shock. XERAVA™ (eravacycline) is approved by the U.S. FDA for the treatment of complicated intra-abdominal infections. For more information, please visit www.ljpc.com.

Forward-looking  Statements

This press release contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. We caution investors that forward-looking statements are based on management’s expectations and assumptions as of the date of this press release and involve substantial risks and uncertainties that could cause the actual outcomes to differ materially from what we currently expect.

These risks and uncertainties include, but are not limited to, those associated with: GIAPREZA™ (angiotensin II) and

XERAVA™ (eravacycline) sales; whether La Jolla will realize the benefits from the acquisition of Tetraphase Pharmaceuticals, Inc.; regulatory actions relating to La Jolla’s products by the U.S. FDA, European Commission and/or other regulatory authorities; cash used in operating activities and our capital requirements; and other risks and uncertainties identified in our filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this press release apply only as of the date made, and we undertake no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

La Jolla Pharmaceutical Company Contact:
Michael Hearne
Chief Financial Officer
La Jolla Pharmaceutical Company (858) 333-5769
mhearne@ljpc.com